FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, July 27, 2020

Ger. Gen. N°65 / 2020

Mr. Joaquín Cortés H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”), I hereby inform you as significant event that on July 27, 2020, the Board of the Company unanimously approved the update of both schedule and budget for the works of Los Cóndores Project (the “Project”) indicating a completion term foreseen for the last quarter of year 2023, followed by the commissioning and commercial operation of the generation units of the Project, with a total investment value of US$ 1,152 million.

Los Cóndores Project was informed to the Financial Market Commission through a significant event on April 1, 2014 and updated through a significant event on September 14, 2018.

The direct financial effects implying an increased amount up to US$ 195 million are related to future disbursements for the construction and completion of Los Cóndores Project, not being possible to determine at this date the financial effect of the longer operational start-up term, which will depend, among others, on the future price of the marginal cost, the price of the current contracts, the energy and power demand, maintenance and dispatch of other units of the system managed by the National Electric Coordinator, the exchange rate and the price of fuels.

Sincerely,

Michele Siciliano

Chief Executive Officer

Enel Generación Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander –Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Michele Siciliano
		Name:	Michele Siciliano
		Title:	Chief Executive Officer

Date: July 27, 2020